Issuer Free Writing Prospectus to

Preliminary Prospectus

Registration Statement No. 333-167112

Dated May 27, 2010

Filed pursuant to Rule 433

SALIX PHARMACEUTICALS, LTD.

2.75% Convertible Senior Notes due 2015

This term sheet to the preliminary prospectus dated May 27, 2010 should be read together with the preliminary prospectus before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Salix Pharmaceuticals, Ltd. (“Salix”).

Size:	$300,000,000 ($345,000,000 including overallotment option).

Maturity:	May 15, 2015.

Coupon:	2.75%.

Price:	100% of face amount, plus accrued interest, if any, from June 3, 2010.

Underwriting Discount:	3.00%.

Selling Concession:	1.80%.

Net Proceeds:

$290.5 million (or approximately $334.2 million if the underwriters exercise their overallotment option in full), after deducting the discount to the underwriters and the estimated offering expenses.

Salix expects to use the net proceeds of this offering to pay the cost of the capped call transactions that Salix expects to enter into with one or more of the underwriters or their affiliates and for business development activities and other general corporate purposes, including commercialization of product candidates, clinical trials, research and development expenses and general and administrative expenses.

If the underwriters exercise their option to purchase additional notes to cover overallotments, Salix expects to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions.

Interest Payments Dates:	May 15 and November 15, beginning November 15, 2010.

Last Reported Sale Price of Common Stock:	$35.68 on The NASDAQ Global Select Market as of May 27, 2010.

Initial Conversion Rate:	21.5592 shares per $1,000 principal amount of notes.

Initial Conversion Price:	Approximately $46.38 per share.

Trade Date/Settlement Date:	May 27, 2010/June 3, 2010.

CUSIP:	795435 AC0.

ISIN:	US795435AC06.

Capped Call Transactions:

The capped call transactions cover, subject to customary anti-dilution adjustments, approximately 6,468,000 shares of Salix common stock, assuming the underwriters do not exercise their overallotment option. If the underwriters exercise their overallotment option to purchase additional notes, Salix expects to enter into additional capped call transactions.

The capped call transactions have cap prices approximately 75% higher than the closing price of Salix common stock on May 27, 2010. Salix expects these capped call transactions to reduce the potential dilution upon conversion of the notes to the extent described in the preliminary prospectus under “Capped Call Transactions.”

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$200,100,000
	Jefferies & Company, Inc.	$ 62,550,000
	Caris & Company, Inc.	$ 12,450,000
	BMO Capital Markets Corp.	$ 12,450,000
	JMP Securities LLC	$ 12,450,000

The following table sets forth Salix’s unaudited capitalization and other data as of March 31, 2010 on:

•	on an actual basis;

•

as adjusted to reflect that on May 6, 2010, Salix repaid the $15.0 million then drawn under its credit facility and terminated it. Salix repaid the facility with restricted cash held for that purpose, which it had recorded as a long-term asset, rather than with cash on hand; and

•

as further adjusted to give effect to (a) the receipt of the estimated net proceeds of $290.5 million from the sale of the notes in this offering (assuming no exercise of the underwriters’ overallotment option) after deducting underwriting discounts and commissions and estimated offering expenses, and (b) the $38.6 million cost of the capped call transactions as described in “Use of Proceeds.”

	As of March 31, 2010
	Actual	As Adjusted	As Further Adjusted
	(Dollars in thousands, except par value)
Cash and cash equivalents	$198,044	$198,044	$449,994

Convertible senior notes (2)	47,990	47,990	$278,931
Borrowings under credit facility	15,000	—	—
Lease incentive obligations	1,640	1,640	1,640
Long-term portion of capital lease obligations	377	377	377

Total long-term debt	65,007	50,007	280,948

Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, issuable in series, none outstanding, actual and as adjusted	—	—	—
Common stock, $0.001 par value; 80,000,000 shares authorized and 56,690,595 shares issued and outstanding, actual (1)	56	56	56
Additional paid-in capital (2)	574,600	574,600	605,109
Accumulated deficit	(221,168)	(221,168)	(221,168)

Total stockholders’ equity	353,488	353,488	383,997

Total capitalization	$418,495	$403,495	$664,945

(1)	Outstanding shares at March 31, 2010 exclude:

•	2,771,124 shares issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $14.49 per share;

•	2,066,083 shares issuable under outstanding restricted stock grants;

•	1,862,876 shares of common stock available for future issuance under Salix’s equity compensation plans; and

•

Up to 6,486,000 shares issuable upon the conversion of Salix’s outstanding 5.5% senior convertible notes, which convert at a per share price of $9.25 (subject to our option to elect to convert the notes into cash rather than shares).

(2)	Amounts shown reflect the application of ASC 470-20 “Debt with Conversion and Other Options,” which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement. In accordance with ASC 470-20 “Debt with Conversion and Other Options,” Salix estimates that $300.0 million of the aggregate principal amount of the notes will be recognized (and, to the extent applicable, reflected in the table above) as follows (in thousands):

Equity component	$69,059

Liability component:
Principal	$300,000
Less: debt discount	(69,059)

Net carrying amount	$230,941

The following table sets forth numbers of additional shares to be received per $1,000 principal amount of notes based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$35.68	$40.00	$45.00	$50.00	$60.00	$80.00	$100.00	$120.00	$140.00	$160.00
June 3, 2010	6.4677	5.1398	4.0537	3.2803	2.2936	1.3471	0.9158	0.6953	0.5454	0.4388
May 15, 2011	6.4677	5.0871	3.9093	3.0901	2.0748	1.1649	0.7802	0.5934	0.4676	0.3788
May 15, 2012	6.4677	4.9548	3.6690	2.7977	1.7665	0.9260	0.6076	0.4577	0.3614	0.2934
May 15, 2013	6.4677	4.6916	3.2746	2.3510	1.3363	0.6301	0.4184	0.3181	0.2545	0.2086
May 15, 2014	6.4677	4.1212	2.5356	1.5853	0.7075	0.2932	0.2066	0.1615	0.1303	0.1070
May 15, 2015	6.4677	3.4408	0.6630	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year, as applicable;

•	if the stock price is greater than $160.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $35.68 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Salix common stock issuable upon conversion of notes exceed 28.0269 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “—Conversion Rate Adjustments” in the preliminary prospectus.

Salix has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the registration statement and accompanying preliminary prospectus for more complete information about Salix and this offering. You may get the preliminary prospectus for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting: BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Preliminary Prospectus Department, or via email at prospectus.requests@ml.com; or Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, Attn: Syndicate Prospectus Department, (888) 449-2342.

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